SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21

As required by Instruction No. 358 of January 3, 2002, enacted by Comissão de Valores Imobiliários (“CVM”) (the Brazilian Securities Commission), TIM Participações S.A. (“TIM”), a publicly-held corporation, hereby reports to the public the following information:

On June 30, 2006, our controlling shareholder, TIM Brasil Serviços e Participações S.A. (“Controlling Shareholder”) decided to request CVM to cancel the request of secondary and partial public offering of shares issued by TIMPart and held by the Controlling Shareholder, such offering request filed with CVM on May 15, 2006. The Brazilian offering was part of an international offering which is also canceled.

The cancellation is due to negative performance and increased volatility of the equity markets.

Rio de Janeiro, July 3, 2006

     TIM Participações S.A.
Stefano De Angelis
Chief Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 03, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer